Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE December 11, 2013
DRILLING INTERSECTS ADDITIONAL MASSIVE SULPHIDE MINERALIZATION AT

SOUTH TALLY POND PROJECT, NEWFOUNDLAND

•Highlights include 8.21% zinc, 3.66% lead, 0.72% copper, 150.0 g/t silver and

3.24 g/t gold over 8.7 metres from the Northwest zone

Vancouver, British Columbia, December 11, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to provide results from the recently completed diamond drill program on its 100%-owned South Tally Pond copper-lead-zinc-silver-gold project in central Newfoundland.

Fifteen drillholes totaling 4,928 metres of coring, nine of which intersected significant sulphide mineralization, were completed during the fall drill program on the Lemarchant deposit at the South Tally Pond project. Highlights include:

•
Additional massive sulphide mineralization intersected at the Northwest zone discovered in early 2013. The new Northwest zone, located 250 metres northwest of the Lemarchant deposit, now extends over a 100 metre strike length and remains open for expansion.

•	Significant precious metal values accompany the Northwest zone base metal mineralization, including samples assaying 463.0 g/t silver over 1.0 metre and 17.5 g/t gold over 0.8 metre.

•
Drilling at the North target intersected strongly altered felsic volcanic rocks directly below the overlying basalts, which is similar to the stratigraphy associated with the massive sulphide mineralization of the Lemarchant deposit to the immediate south.

Michael Vande Guchte, VP Canadian Zinc stated “The recently completed drill program has successfully extended the Northwest zone massive sulphide mineralization to the north and south. The mineralization remains open along strike and could add significantly to the existing tonnage at the Lemarchant deposit. Canadian Zinc believes the Lemarchant deposit is a sizeable volcanogenic massive sulphide system that remains open for significant expansion”.

Significant drill results are provided below and a drillhole location map will be available on the Company’s website.

Significant Assay Results from the Fall 2013 Drill Program

Drillhole	Section	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM13-82	105+50N	309.0	312.0	3.0	9.33	0.38	0.90	38.57	0.47
LM13-83	105+50N	275.1	284.1	9.0	6.55	1.96	0.30	37.12	0.35
		301.1	310.1	9.0	5.92	1.42	0.37	34.47	0.70
		352.1	354.1	2.0	6.85	1.60	1.43	49.40	0.95
LM13-84	105+50N	331.7	333.0	1.3	7.01	5.17	1.35	42.77	3.50
		348.0	363.0	15.0	1.33	0.19	0.14	5.95	0.12
LM13-86	105+00N	324.5	327.5	3.0	3.45	0.11	0.25	10.57	0.23
LM13-87	105+00N	282.6	283.6	1.0	2.08	0.38	0.08	49.6	2.4
LM13-88	102+75N	211.7	214.1	2.4	8.84	1.31	1.32	72.84	2.13
		214.1	238.0	23.9	3.36	0.01	0.42	6.42	0.27
LM13-89	103+50N	163.1	166.1	3.0	1.41	0.08	0.11	3.73	0.03
LM13-92	104+50N	155.6	157.6	2.0	1.73	0.0	1.30	18.1	0.27
LM13-94	106+50N	331.6	361.9	30.3	3.48	1.21	0.36	87.5	1.80
includes		331.6	340.3	8.7	8.21	3.66	0.72	150.1	3.24
		340.3	356.5	16.2	0.59	0.16	0.21	72.05	1.30
		356.5	361.9	5.4	4.53	0.45	0.22	32.88	0.97

-	Drillholes LM13-82 to LM13-87 reported previously in Company news release dated October 31, 2013.
-	No significant assay intervals in drillholes LM13-85, LM11-61E, LM13-90, LM13-91, LM13-93 and LW13-01.
-	Drillhole intervals are core length and interpreted to be near true width.

The priority targets of this drill program were outlined in the September 16, 2013 press release and results from the drilling of these targets are summarized below.

Northwest Zone

Seven drillholes (LM13-82 to LM13-87, LM13-94) successfully tested the north and south extension to the Northwest zone mineralization discovered during the 2013 winter drill program. The mineralized zone, located at a vertical depth of 260 to 350 metres below surface, consists of precious metal-rich massive sulphide mineralization and mineralized barite intervals within altered felsic volcanic rocks. The footwall to the mineralized zone consists of strongly altered felsic volcanic rocks with disseminated to stringer base metal mineralization.

The new zone has now been traced over 100 metres of strike length and remains open for expansion. Drillhole LM13-91, a 200 metre step out to the north of the Northwest zone, intersected favourable felsic volcanic stratigraphy with local anomalous base metal mineralization.

Lemarchant Deposit Extensions

Three drillholes (LM13-88 to LM13-90) tested for up-dip and lateral extensions to the Lemarchant deposit. Drillhole LM13-88 intersected 2.4 metres of massive sulphide mineralization with a well developed footwall between drillholes LM10-43 and LM11-61. Drillhole LM13-89 intersected sheared felsic volcanic rocks in the target area and LM13-90 cored late mafic intrusive rocks in the target area that potentially replaced any massive sulphide mineralization.

LM11-61E tested the down-dip extension of the Lemarchant deposit mineralization within the fault displaced lower felsic block stratigraphy. The 2011 drillhole was extended from 310 to 534 metres and intersected the lower felsic block stratigraphy at 368.4 metres downhole which was weakly mineralized. Extensive mafic intrusions from 371 to 406 metres occur in the target area and may have displaced the projected massive sulphide mineralization in the lower felsic block.

LM13-92 tested the north extension to the Lemarchant deposit and intersected highly altered felsic volcanic stratigraphy with local base metal mineralization before being cut off by the Lemarchant fault.

North Target

LM13-93 tested for the lower felsic block stratigraphy in the north target area. This drillhole cored highly altered felsic volcanic stratigraphy from 361.5 metres to the end of the hole, similar to that seen in LM93-11 and associated with the Lemarchant massive sulphide stratigraphy.

West Geophysical Target

LW13-01 was an initial test of a strong Titan 24 geophysical anomaly located 1200 metres west of the Lemarchant deposit. The drilling intersected silicified, pyritic mafic volcanic rocks through the upper portion of the target area thought to be responsible for the geophysical anomaly. No significant base metal or precious metal mineralization was detected.

South Tally Pond Project

The South Tally Pond project is a significant, 100%-owned, land position covering 200 km2 of a highly prospective volcanogenic massive sulphide (“VMS”) geological belt in central Newfoundland. The Lemarchant deposit, the most advanced target on the South Tally Pond property, is situated 20 kilometres southwest of Teck Resources Limited’s Duck Pond copper-zinc mine and mill complex in the same geological belt. Canadian Zinc is focused on expanding its Lemarchant copper-lead-zinc-silver-gold massive sulphide deposit

Previous drilling by Paragon Minerals Corporation at the Lemarchant deposit outlined a significant precious metal-rich copper-lead-zinc VMS deposit with excellent potential to develop into a viable economic resource. A National Instrument (“NI”) 43-101 mineral resource estimate was completed in January 2012 on the Lemarchant deposit and comprises an Indicated Mineral Resource of 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver (15.40% ZnEQ) and an Inferred Mineral Resource 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (11.97% ZnEQ) using a 7.5% zinc equivalent grade cut-off.

(See Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada, dated March 2, 2012 filed on SEDAR under Paragon Minerals Corporation).

Canadian Zinc is incorporating the new data from the 2013 drill program into the Lemarchant geological model and planning for follow-up programs in 2014. Future drilling will continue to target the expansion of the Lemarchant deposit, the Northwest zone and surrounding target areas.

Canadian Zinc and its 100%-owned subsidiary, Paragon Minerals Corporation would like to recognize the Government of Newfoundland and Labrador for its continued support of the South Tally Pond project through a financial contribution from the Government’s Junior Exploration Assistance Program.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key projects are the 100%-owned Prairie Creek property, a fully permitted, advanced-staged zinc-lead-silver property with mineable reserves, located in the Northwest Territories and the 100% owned South Tally Pond project, which includes the Lemarchant deposit, along with other property interests in central Newfoundland.

Canadian Zinc also recently entered into an agreement to acquire Messina Minerals, a mineral exploration company focused on base metals and gold properties in central Newfoundland, subject to approval of Messina shareholders at a Special General Meeting scheduled to be held on December 16, 2013. Messina holds the South Tulks Hill project with its Boomerang and Domino deposits situated near the South Tally Pond project. Boomerang and Domino are located approximately 50 kilometres from the Lemarchant deposit (see CZN press release dated September 12, 2013).

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Quality Assurance and Quality Control

Drillhole intervals are core length and estimated to be near true thickness. Samples were analyzed for Au Ag, Cu, Pb and Zn at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of diamond drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Chemex in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Michael J. Vande Guchte., P.Geo., VP Canadian Zinc Corporation and VP Exploration for Paragon Minerals Corporation is responsible for the South Tally Pond exploration program, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

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